Exhibit 99.5

~ BroadridgeM 51 MERCEDES WAY EDGEWOOD NY 11717 STANTEC INC. SUITE 400 1 10220-103 AVENUE NW EDMONTON, AB TSJ OK4 CANADA About Voting ~~ ~ A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement. The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. Please read the Proxy Statement carefully and take note of any relevant proxy deposit date. We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse. If you have any questions, please contact the person who services your account. We have been requested to forward to you the enclosed proxy material relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the form and return it to us promptly in the enclosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your form. For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward. Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1, 201 0, brokers are no longer allowed to vote securities held in their clients, accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their clients’ securities in contested director elections). Consequently, if you want us to vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publicly-traded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in this election, If your securities are held by a broker who is a member of the New York Stock Exchange (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed’’ routine” in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date. The following instructions provide specifics regarding the meeting for which this voting form applies. 30012018 I II Ill Instruction 1 VOTING INSTRUCTION FORM ANNUAL MEETING STANTEC INC. WHEN: FRIDAY, MAY 10, 2019 AT 10:30 A.M. MDT WHERE: Stanteo Tower, Suite 400 10220 - 103 Avenue NW Edmonton, Alberta T5J OK4 All proposals for this meeting are considered “routine,,. We will vote in our discretion on all proposals, if your instructions are not received, If your securities are held by a bank, your securities cannot be voted without your specific instructions. Instruction 2 In order for your securities to be represented at the meeting on one or more matters before the meeting, it will be necessary for us to have your specific voting instructions. If your securities are held by a bank, your securities cannot be voted without your specific instructions. Instruction 3 In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions. Instruction 4 We have previously sent you proxy soliciting material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not as of yet received your voting instruction on the matter(s) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted. **If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. If you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer. These materials are being sent at no cost to you. To attend the meeting and vote your shares in person If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy. The legal proxy will be mailed to the name and address of the beneficial holder noted above. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement. You or your designate must attend the meeting for your vote to be counted. Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent. Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you ,may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof. Disclosure of Information- Electing to Receive Financial Statements or Requesting Meeting Materials By electing to receive the financial statements, your name and address may be provided to the issuer (or its agent) for mailing purposes. PLEASE SEE OVER Pl9276- 8547ZN109 1 1

VOTING INSTRUCTION FORM STANTEC INC. MEETING TYPE: MEETING DATE: RECORD DATE: PROXY DEPOSIT DATE: AJC ANNUAL MEETING FRIDAY, MAY 10, 2019 AT 10:30 A.M. MDT FOR HOLDERS AS OF MARCH 15, 2019 MAY 08,2019 85472N109 ~~~ _* _* __I_S _S_U_E_R_ _C_ O_P_Y_ _* _*----~ REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. SCAN TO VIEW MATERIAL AND ~ VOTE NOW BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: 1-800-454-868 3 BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION I PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE ***WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*** lii3f- COMPLETE YOUR VOTING DIRECTIONS ELECTION OF DIRECTORS: VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS (FILL IN ONLY ONE BOX 11 (i) 11 PER NOMINEE IN BLACK OR BLUE INK) FOR NITHHOLD FOR NITHHOLD 01-Douglas K. Ammerman 0 0 07-Gordon A. Johnston 0 0 02-Richard C. Bradeen 0 0 08-Donald J. Lowry 0 0 03-Shelley A. M. Brown 0 0 09-Marle-Lucle Morin 0 0 04-Delores M. Etter 0 0 05-Robert J. Gomes 0 0 06-Susan E. Hartman 0 0 ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY BOLD TEXT OVER THE BOXES (FILL IN ONLY ONE BOX 11 [jJ” PER ITEM IN BLACK OR BLUE INK) 2 The reappointment of Ernst & Young LLP, Chartered Professional Accountants, as Stantec’s auditor for the 2019 fiscal year and authorizing the directors to fix the auditor’s remuneration. 3 Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Stantec’s Management Information Circular delivered In advance of Its 2019 annual general meeting of shareholders. RECOMMENDATION: FOR FOR WITHHOLD 0 0 RECOMMENDATION: FOR FOR AGAINST 0 0 TO RECEIVE FUTURE PROXY MATERIALS BY MAll CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. 0 FILL IN THE BOX” 00” TO THE RIGHT IF YOU PLAN TO ATIEND THE MEETING AND .. 0 VOTE THESE SHARES IN PERSON. Iii! ITHIS DOCUMENT MUST BE SIGNED AND DATED ‘ISSUER CONFIRMATION COPY·

2601 14TH AVENUE MARKHAM, ON L3R OH9 ~ BroadridgeM STANTEC INC. w SUITE 400, 10220-103 AVENUE NW EDMONTON, AB TSJ OK4 CANADA VOTING INSTRUCTION FORM ANNUAL MEETING STANTEC INC. WHEN: FRIDAY, MAY 10,2019 AT 10:30 A.M. MDT WHERE: Stantec Tower, Suite 400 10220 - 103 Avenue NW Edmonton, Alberta T5J OK4 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW. BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1·800-474-7493 OR FRENCH: 1-800-474-7501 BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. SCAN TO VIEW MATERIAL AND VOTE NOW REMINDER: PLEASE REVIEW THE MANAGEMENT PROXY CIRCULAR BEFORE VOTING. BR13122017 WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTROL NO.:~ PROXY DEPOSIT DATE: MAY 08, 2019 The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. Dear Client: A meeting is being held for securityholders of the above noted issuer. 1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name. 2. Votes are being solicited by or on behalf of the management of the issuer. 8. Unless prohibited by law or you instruct otherwise, the Appointee(s) or the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account. 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct. 11. The Appointee named in this form will exercise the voting rights attached to the securities in accordance with the instructions given. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted 3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available. 4. Unless you attend the meeting and vote in person, your securities can only be voted through us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested on this form to provide your voting instructions to us promptly. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person. as recommended on the reverse of this form or as stated in the management proxy __ _ 5. When you give us your voting instructions, you acknowledge that: You are the beneficial owner or are authorized to provide these voting instructions; and You have read the material and the voting instructions on this form. 6. You may not present this Voting Instruction Form at the meeting in order to vote. 7. To attend the meeting and vote your shares in person: Write your name or the name of your designate to act on your behalf on the “Appointee” line on the other side of this form, sign and date the form, and return it by mail, or Go to ProxyVote.com (if available) and insert the name in the “Change Appointee(s)” section on the voting site. You, or your designate, as the named “Appointee”, must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator. circular, except in the case of your appointment of an Appointee. 12. This Voting Instruction Form should be read in conjunction with the accompanying management proxy circular. --- 13. To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is received by us or voted online at least one business day before the proxy deposit date noted above or the proxy __ _ deadline specified in the management proxy circular. Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation. This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof. If you have any questions or require help, please contact the person who services your account. Disclosure of Information - Electing to Receive Financial Statements or Requesting Meeting Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes. PLEASE SEE OVER ---

1 1 VOTING INSTRUCTION FORM STANTEC INC. P19277- E MEETING TYPE: MEETING DATE: RECORD DATE: PROXY DEPOSIT DATE: ACCOUNT NO: 11Uf ANNUAL MEETING FRIDAY, MAY 10,2019 AT 10:30 A.M. MDT FOR HOLDERS AS OF MARCH 15, 2019 MAY 08, 2019 CUID: CUSIP: 85472N1 09 CONTROL NO.: ~ APPOINT A PROXY (OPTIONAL) APPOINTEE(S): Aram H. Keith, Gordon A. Johnston IF YOU WISH TO ATIEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATIEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENTTHEREOF, OTHER THAN THE PERSON($} SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATIENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITIEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATIEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MAnERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. EVEN IF THESE MAnERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR. PLEASE PRINT APPOINTEE NAME ABOVE I1Ui COMPLETE YOUR VOTING DIRECTIONS 1 ELECTION OF DIRECTORS: VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS (FILL IN ONLY ONE BOX 11 ~ 11 PER NOMINEE IN BLACK OR BLUE INK) FOR HITHHOLD FOR HITHHOLD 01-Douglas K. Ammerman D D 07-Gordon A. Johnston D D 02-Richard C. Bradeen D D OB·Donald J. Lowry D D 03-Shelley A. M. Brown D D 09·Marie-Lucle Morin D D 04-Delores M. Etter D D 05-Robert J. Gomes D D 06-Susan E. Hartman D D ITEM(S}: VOTING RECOMMENDATIONS ARE INDICATED BY BOLD TEXT OVER THE BOXES (FILL IN ONLY ONE BOX “~” PER ITEM IN BLACK OR BLUE INK) 2 The reappointment of Ernst & Young LLP, Chartered Professional Accountants, as Stantec’s auditor for the 2019 fiscal year and authorizing the directors to fix the auditor’s remuneration. 3 Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed In Stantec’s Management Information Circular delivered in advance of Its 2019 annual general meeting of shareholders. RECOMMENDATION: FOR FOR WITtlHOLO D D RECOMMENDATION: FOR FOR AGAINST D D TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. D THIS DOCUMENT MUST BE SIGNED AND DATED 1 OF 1